UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 29, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F ☑          Form 40-F ☐

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

Securities Registry Number 0593

Santiago, November 12, 2004.

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

Of our consideration,

Pursuant to provisions contained in letter B of paragraph 2.3 of Section II of the General Regulation N°30 of that Superintendency, hereby I submit a copy of public deed in connection with the minutes of the fourteenth general extraordinary shareholders meeting of Distribución y Servicio D&S S.A., made official on the 10th of November of 2004 before Notary Public Mr. Cosme Fernando Gomila Gatica.

Yours sincerely,

Rodrigo Cruz Matta
General Manager

cc.	Santiago Stock Exchange Chilean Electronic Stock Exchange Valparaíso Stock Exchange Risk Rating Commission New York Stock Exchange Latibex — Madrid Stock Exchange

Av. Presidente Eduardo Frei Montalva # 8301 — Quilicura
Teléfono : (56-2) 200 5000 — Fax : (56-2) 200 5100
Internet : http://www.dys.cl

MINUTES

OF THE FOURTEENTH EXTRAORDINARY SHAREHOLDERS MEETING

OF

DISTRIBUCION Y SERVICIO D&S S.A.

On the 26th of October, 2004, in Santiago de Chile, at 11:15 in the morning, at the offices of Distribución y Servicio D&S S.A., hereafter the “Company”, located in Presidente Eduardo Frei Montalva Avenue Number 8,301, in the commune of Quilicura, the shareholders of the mentioned Company held an extraordinary meeting, whereby they were present and represented by the number of shares that are described at the end of this minutes. FIRST. Notary and Table. It is placed on the record that the meeting was held before the Public Notary, Mr. Cosme Fernando Gomila Gatica and chaired by the president of the board of directors and the corporation, Mr. Felipe Ibáñez Scott. Mr. Felipe Ibáñez Scott took the floor and as way to introduce the meeting he mentioned the issues that were part of the agenda for the board of directors to call for a meeting, and presented the issues that motivated its discussion and approval. In reference to such, he said “as a matter of introduction, I wish to advise you that the board of directors has called for this extraordinary meeting in order to present for their approval before you two proposals: The first proposal, which is the re-denomination of the number of shares of the Company also known as stock split, serves the purpose of making the access to the financial market even easier by expanding and diversifying the shareholders base of the Company, while allowing a greater number of individuals that interested, to acquire D&S stock. This application is common practice in several financial markets worldwide, which also adds liquidity to the stock for the benefit of the shareholder, while the Company does not show any changes in the stock market. The second proposal is to authorize the Company to acquire stock from its own issuance with the idea to apply a program for compensation to workers, based on providing those options for the acquisition of D&S stock. Our vision at the Board of Directors is that D&S is made up of different complementary business, whereby, each one of them operates with management teams that are independent, such as LIDER, Presto, Farmalider, Boulevard and others. However, they all report to the same Board of Directors, which is our D&S Board of Directors. As a result, D&S is not a holding but a Company that manages effectively several business areas. With the purpose to promote, on one hand, the independent and specialized management of each business area, and on the other hand, to maintain a common objective and a vision that is always jointly while improving and strengthening our management model, we have the intention to implement the program for acquisition of the Company’s stock by our own collaborators. It must be noted that we are clear about this purpose, and that the mechanism for its implementation is being developed and improved in such a manner that it is submitted for its approval and evaluation before the board of directors in full by the board of directors’ committee of nominations and compensations. Having presented this information, we proceed with all formalities that are part of the shareholders’ extraordinary meeting.” As the first agreement of the board of directors, it was approved unanimously by shareholders that were present and represented in the same, where Mr. Ricardo Mendoza Vivanco acted as secretary of the board. It is placed expressly on the record, that such unanimous vote included the vote in agreement of the Administrators of Pension Funds, AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. It is placed on the record that AFP Planvital S.A., holder of 4,909,308 shares did not show up on the 19th of October, 2004, on which date the registry of shareholders was closed for the purpose of establishing the right to participate in the meeting, nor did it attend the meeting. SECOND. Voting. As a second agreement reached by the meeting, unanimously by shares that were present and duly represented in the same meeting, where the voting took place out loud. It is expressly place on the record that such unanimous voting did include the vote in agreement by the Pension Fund Administrators AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. THIRD. Participation, Quorum and Set Up. In compliance with that which is established in article 104 of the Regulations of Law 18,046 on Quoted Corporations, and also as mentioned in the notice sent about the extraordinary shareholders meeting, the shareholders registered in the shareholders registry of the corporation no later than the 19th of October, 2004, until 24:00 hours, had the right to participate in the mentioned meeting. It is placed on the record in the minutes that by the end of the day on the 19th of October, 2004, there were 1,630 million shares of the Company issued. Also, it is placed on the record in the minutes, that while verifying the registry of the signatures of those who were present at the meeting and the powers of attorneys that were received on the date and hour of the same, the shareholders and representatives of shareholders that were present, represented a total of 1,460,604,006 shares, which is the equivalent of 89.608% of the total number of shares issued by the Corporation with the right to vote, a figure that is higher than the absolute majority of 1,630 million shares issued, which makes up the capital. FOURTH. Qualifying Powers of Attorneys. It is placed on the record that powers of attorney were presented for the representation of 16,014 shares where it must be clearly stated the individual that it is issued for, the number of shares that in accordance with article 64, second clause of Regulation Law 18,046 about Corporations, may only be used for the purpose of reaching a quorum for the set up of this meeting, but not for the quorum of voting. As a result, as a third agreement of this meeting, it was approved unanimously by the shares that were present and represented in the same, that all the powers of attorneys that were presented for the representation of the shareholders in the meeting were considered to be approved and from the same, the powers of attorney where the representing individual is identified , were to be considered for the purpose of the quorum but not for the purpose of voting, and also, that all remaining powers of attorney were to be considered for the purpose of quorum and for voting. It is expressly placed on the record that such unanimous vote did include the votes in agreement of the Pension Fund Administrator AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco

Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. FIFTH. Notice of Meeting and Summons. Following, the secretary made a note detailing the formalities of the notice of meeting and summons, which included: a) Notice of Meeting by agreement of the board of directors of the corporation adopted during session number 240 dated 28th of September, 2004, b) Notice of Meeting by means of the Mercurio de Santiago Newspaper, printed on the 8th , 13th and 15th of October, 2004. As a fourth agreement of the board, it was approved, unanimously by the shares that were present and represented in the same, that the reading of the mentioned publication be omitted. It is expressly placed on the record that such unanimous vote in agreement did include the Pension Funds Administrator AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. The content of the mentioned publications is the following: “DISTRIBUCIÓN Y SERVICIO D&S S.A. a quoted Company, whose registration in the Registry of Securities is number 0593 — GENERAL EXTRAORDINARY SHAREHOLDERS MEETING — By agreement of the board of directors of Distribución y Servicio D&S S.A., a Notice of Meeting is issued to a General Extraordinary Meeting of Shareholders to take place on the 26th of October, 2004 at 11:00 hours at the offices the Company located in Avenida Presidente Eduardo Frei Montalva Number 8,301 in the commune of Quilicura, in order to discuss the following issues: 1. To approve an amendment of the corporation´s by-laws which considers the re-denomination of the number of shares of the same. 2. To agree upon the acquisition of shares issued by the same, as part of a compensation plan for employees of the Company, in accordance with articles 27, 27A, 27B, 27C, and 27D, in addition to the pertinent issues of Law 18,046 on quoted companies, 3. To approve the incorporation of transitory by laws as permanent by laws of the corporation in order to carry out the agreements and reforms reached by the meeting, and 4. To adopt all other agreements that may be necessary in order to comply and carry out the agreements that may be approved at the meeting. PARTICIPATION IN THE MEETING. The holders of shares registered as such in the registry of shareholders of Distribución y Servicio D&S S.A., five working days prior to celebration of the mentioned meeting, that is the 19th of October, 2004. The qualification of powers of attorney, if applicable, will take place on the same day and in the same place the extraordinary shareholders meeting is held , at the time it is to initiate. The GENERAL MANAGER”; c) Notice of Meeting by means of a letter sent to shareholders on the 8th of October, 2004 at the addresses registered at the Company; d) To communicate the Superintendence of Securities and Insurance and Stock Markets by letters that this meeting was held, dated September 29 and October 12, 2004. SIXTH. Participation List and List of Shareholders that were Present and those which were Represented. It is expressly placed on the record that the shareholders that were present during this meeting signed the assistance list as required by the regulations of law 18,046 about quoted Companies, which remained filed together with the powers of attorney presented for the representation of the shareholders that were not present personally. The list of the shareholders that were present and represented and the number of shares that each one of them has or represents is attached at the end of this minute. SEVENTH. Representation of the Superintendence of Securities and Insurance. It is expressly placed on the record that no individual representing the Superintendence of Securities and Insurance was present at the mentioned meeting. EIGHT. Minutes of the Previous Extraordinary Meeting. As a fifth agreement reached by the meeting, it was approved unanimously by the shares present and represented in the same, to omit the reading of the 13th extraordinary shareholders meeting of the Company which was held the 12th of April, 2004., which is duly signed. It is expressly placed on the record that such unanimous vote included the vote in agreement of the Pension Funds Administrator AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. NINTH. Purpose of the Extraordinary Meeting. While all legal requirements for its celebration have been met, the president declared the fourteenth extraordinary shareholders meeting to be established and the session is open. Following, the secretary of the meeting detailed the issues to be discussed which are the reason for the meeting which are: 1. To approve an amendment of the corporation’s by-laws which considers the re-denomination of the number of shares of the same. 2. To agree upon the acquisition of shares issued by the same, as part of a compensation plan for employees of the Company, in accordance with articles 27, 27A, 27B, 27C, and 27D, in addition to the pertinent issues of Law 18.046 on quoted companies, 3. To approve the incorporation of transitory by laws as permanent by laws of the corporation in order to carry out the agreements and reforms reached by the meeting, and 4. To adopt all other agreements that may be necessary in order to comply and carry out the agreements that may be approved at the meeting. Following, and with the purpose to inform the board appropriately for the discussion and eventual approval of the subjects presented for their consideration, the secretary reviewed briefly the issues and the reasons with which the board justified the issues. The content of such briefing was literally the following: “I. Redenomination of the Number of Shares of the Corporation. A). To this date the Corporation’s capital is equal to three hundred eighty six thousand nine hundred thirty two million four hundred fifty eight thousand pesos, divided into one thousand six hundred thirty million registered shares of single series, without par value, which are fully registered and paid. Such amount corresponds to the Company’s capital after the increase of the same which was approved at the Company’s extraordinary shareholders’ meeting dated April 12, 2004, which was fully subscribed and paid prior to the celebration of this meeting. B). For the purpose of expanding the Company’s relationship with the financial market even further, without having to modify the amount of its stock capitalization nor any other fundamental values of the Company, thus, making them accessible to a greater number of individuals that are interested in its acquisition, which in turn will allow greater diversification and expansion of the Company’s stock base, it would be convenient to re-denominate the number of shares of the Company, while establishing that each share that exists to this date must be replaced by four shares, whereby such operation would be carried forward through an exchange of all shares issued by the Company. Therefore, the number of shares of the Company which amounts to 1,630 million of shares should be replaced for 6,520 million shares, and each shareholder, as of the approval of such proposal and the execution of the required exchange, in accordance with the terms agreed upon by this meeting and the board of directors, while applying the authority granted upon them, will have 4 shares of the Company for each share the had had. C). It was stated that because of the re-denomination of the number of shares of the Company, it would be appropriate to modify, when applicable, the deposit contract celebrated with JP Morgan, in order to establish that once the re-denomination is approved, each ADS shall represent 60 shares of the Company, instead of the 15 that it currently represents, in order not to alter the value of transactions of the ADS at the New York Stock Exchange. II. Acquisition of Shares of Own Issuance, as Part of a Compensation Plan for the Company’s Employees. A). The Board of directors has planned to implement a compensation program or plan for the Company’s and its affiliates’ employees, which consists on providing them options for the acquisition of a certain number of shares issued by the Company, at a price and within a period of time that is established beforehand, in order to enhance the management model of D&S and its divisions. B). The mentioned compensation plan for employees is currently at a development stage by the board of directors, therefore, it is currently being evaluated and it is to be approved by the same body. C). However, in order for the mentioned employee compensation plan to be approved by the board of directors, and in order to ensure that it will be applied appropriately, it is necessary to approve now for the Company to acquire the shares of its issuance. D). The maximum amount of shares of its on issuance to be acquired by the Company for this purpose would amount to 5% of the Company’s shares subscribed and paid, in compliance with that which was established in the third clause of article 27 of Law 18,046 on Quoted Corporations. It must be noted that in compliance with letter b) of article 27 A of Law 18,046 on quoted corporations, the acquisition may be up to the total amount of undistributed profits. For the purpose of reference, it is placed on the record that on the 30th of June, 2004, the closing date for the uniform coded statistical sheet presented, the amount of undistributed profits of the Company mounted to $78,599,293,675. E). In order to comply with the objectives of the employee compensation plan, the program to acquire the shares issued by the Company shall have a total duration of 3 years as of such date. F). Furthermore, it was also noted the convenience, that at the moment the shares issued, acquired and held by the Company are to be transferred, they may be offered to the employees in accordance with the terms approved by the board of directors, without having to carry out a preemptive offer to the shareholders under the terms referred to in article 25 of Law 18,046 on quoted companies. In fact, article 27C of Law 18,046 on quoted companies states that such offer will not be mandatory when an employee compensation plan or program is in place at the Company and it must be complied with, or for that matter, the acquisition of such an amount of shares that in any 12 month period it does not exceed 1% of the Company’s stock equity, as long as in both cases the board of directors has the approval of the shareholders meeting to proceed accordingly. G). In reference to the price to be paid for the shares issued by the Company, it was indicated that it was rather convenient to specify that the price will be according to the market value of the stock at the time and moment that they are acquired within the ranges of minimum and maximum acquisition prices that will be established by the Company’s board of directors, as long as such authority may be delegated upon the board of directors in accordance with the second clause of article 27A of Law 18,046 on quoted corporations. H). Furthermore, it was indicated that in order to simplify the acquisition procedure of shares issued by the Company, it was recommended that without detriment to the fact that, as the law states, the Company could acquire shares of its own issuance in stock markets through the mechanisms that allow for the acquisition at prorata of the shares received, or through a public offer for the acquisition of shares, the board of directors shall be authorized to acquire directly in a stock exchange session an amount that represents up to 1% of the stock equity of the Company within any twelve month period, in compliance with the second clause of article 27B of Law 18,046 on quoted companies. I). The intention of the board of directors would be for the mentioned compensation plan to provide certain employees of the Company and its affiliate offices, an option for the acquisition of a certain number of shares issued by the Company at a price that may not be less than the acquisition price that the Company has paid for the respective shares. The previous will be carried out through the issuance and subscription of call option contracts for its shares that the Company might have acquired previously and maintained in its portfolio. In reference to such, it would be necessary to provide the board of directors with the required authority, so that according to their own determination, they may establish the different modalities of the compensation plan, such as, among others, if it were or not to include recurring “vesting” modalities, the amounts and proportions of the shares that will be offered to the participants in the plan, and everything that may be necessary in order to establish the adequate development of the compensation plan. Considering that according to article 27C of Law 18,046 on quoted companies, the self issued shares acquired by the Company must be transferred by the same within a term of no longer than 24 months as of the date of its acquisition, the board of directors would have to decide about the opportunities that the Company would have for the acquisition of the shares issued by it, whereby it may, at its own discretion; (i) acquire all the shares that are authorized to be acquired at once, within the term allowed for such purpose, whereby an employee compensation plan is established taking into account the option for them to acquire such shares within a term that shall not exceed 24 months as of the date the shares have been acquired; or (ii) to acquire the shares that are authorized at different opportunities, within the term allowed for such purpose, while providing the corresponding options to eligible employees as the shares of its issuance are being acquired.” TENTH. Proposals. The following proposals were presented for a debate and to be voted upon by the meeting. First Proposal: Re-Denomination of the Company’s Number of Shares. The president presented the proposal to be considered and approved by the shareholders meeting, it was presented before the meeting under the following terms: “As the first proposal, I hereby request for the shareholders meeting to determine the merits for the convenience of approving an amendment of the Company’s by-laws which would consider the re-denomination of the number of shares of the same, while establishing that each existing share to this date must be replaced by four shares. Therefore, the number of Company’s shares amount to 1,630 million registered, single series, non par value shares, which must be replaced by 6,520 million registered, single series, non par value shares. The re-denomination of the equity capital would be carried out through an exchange of all the shares issued by the Company, which would be carried out in accordance with the terms, periods, season and specific modalities established by the board of directors.” In reference to this first proposal, the representative of the shareholder AFP Cuprum S.A. Mr. Oscar Ramón Buzela Undurraga asked for the floor and consulted the table if there were any technical reports that supported the convenience of carrying out a re-denomination of the equity capital through the exchange of shares at a rate of four new shares for each one of the existing shares. The Director of the Company Mr. Nicolás Ibañez Scott took the floor and explained to the meeting the motives and the rationality behind the proposal of the board of directors.

Furthermore, the representative of shareholder Banchile Corredores de Bolsa S.A. Mr. Rodrigo Godoy Muñoz asked for the floor and asked the table about the timeframe within which it was expected for the exchange of shares to take place. The director of the Company Mr. Nicolás Ibañez Scott explained to the meeting that as it will be seen ahead, the specific determination of such term would be delegated to the board of directors, who must establish it before 90 days as of the date it was presented before the board of directors. Once such proposal was presented and subject to voting, it was approved by the shareholders meeting, as the sixth agreement reached by the same. Such agreement was adopted with a vote of agreement of 1,448,797,703 shares, which correspond to 99.193% of the shares that were represented at the shareholders meeting and which must be considered for the quorum and for voting, and to 88.883% of the shares issued by the Company. It is expressly placed on the record that the mentioned voting included the vote of agreement of the Pension Fund Administrators AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. Finally, upon request of Mrs. Ana Cáceres Gutierrez, who represents Citibank NA, on the account of third parties by means of chapter XIV, it is placed on the record that the total number of shares represented by the same, that is, 27,095,334, exercised the right to vote of 15,305,045 shares in favor of the proposal, and also exercised the right to vote of 2,618,635 shares against the mentioned proposal, and 9,171,654 shares refrained. Second Proposal: Authority for the Board of Directors of the Company for the Re-denomination of the Company’s Number of Shares. The president presented the second proposal for the consideration and approval of the meeting, which was presented before the meeting under the following terms: “As a second proposal, I hereby request that the meeting determine the merits of the convenience that due to the approval of the re-denomination of the number of shares of the Company, the board of directors of the Company shall have the authority to: a). Agree on a date, upon which the exchange of shares will take place in order to comply with the re-denomination of the stock equity of the Company, which either way may not take place after 90 days from the date of this meeting; furthermore, the period of time during which the exchange procedure will take place; b). To represent or have someone represent the Company before any type of authorities, entities or individuals related with the stock market, domestic or foreign, including but without limitations the Superintendence of Securities and Insurance, the United States of America Securities and Exchange Commission, the National Commission of stock market of the Spain, the Central Deposit of Securities, government or union entities or regulatory agencies, stock markets, banks, stock market gents, brokers, sales agents, investment banks and risk rating agencies, for all types of requests, documentation, procedures and presentations, statements and other activities and acts that may correspond as a result of the approved re-denomination of the number of shares of the Company; c). To represent or to have the Company be represented in the negotiation and celebration of the amendments to the contracts of deposits and custody that may be necessary as a result of the approved re-denomination of the Company’s shares; d). To issue the corresponding stock certificates of the Company which represent the re-denomination of the shares, which was approved at this meeting; e). To exchange the current stock certificates or to print new ones to replace them, while setting forth in both cases the number of shares that the equity capital has been divided into: f). To provide what is necessary for the exchange of the old stock certificates for the new ones; g). To modify what may be necessary, of the deposit contract celebrated with JP Morgan, in order to establish that once the re-denomination is approved, each ADS shall represent 60 shares of the Company, instead of 15 that they currently represent, in order not to alter the value of transaction of the ADS in the New York Stock Exchange; and h). To decide and agree, without any limitation except where the law, regulations and applicable administrative regulations do not allow it, on all other subjects, matters, acts, modalities or circumstances that may surface in reference to the re-denomination of the equity capital agreed upon in the current extraordinary shareholders meeting and, in general, to adopt all resolutions that may be necessary in order to carry out the mentioned re-denomination of the number of shares of the Company.” Once this proposal was presented for its voting, it was approved by the shareholders meeting, as the seventh agreement of the same. Such agreement was adopted with a total number of votes in agreement of 1,448,797,703 shares, which correspond to 99.193% of the shares that were represented in the meeting and that had to be considered for the purpose of quorum and voting, and to the 88.883% of the shares issued by the Company. It is expressly placed on the record that the mentioned voting included the votes in agreement of the Pension Fund Administrators AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. Finally, upon request of Mrs. Ana Cáceres Gutierrez, who represents Citibank NA, on the account of third parties by means of chapter XIV, it is placed on the record that the total number of shares represented by the same, that is, 27,095,334, exercised the right to vote of 15,305,045 shares in favor of the proposal, and also exercised the right to vote of 2,618,635 shares against the mentioned proposal, and 9,171,654 shares refrained. Third Proposal: Amendment of the Fifth Permanent Article of the Company’s By-Laws. The president presented the third proposal for the consideration and approval of the meeting. Such proposal consists in the full replacement of the text of the fifth permanent article of the Company’s by-laws for the following: "FIFTH ARTICLE”.- Capital: The Company’s capital is 386,932,458,000 pesos divided into 6,520 million registered, single series, without par value shares”. Once this was present for its approval, it was approved by the meeting as the eight agreement of the same. Such agreement was adopted with the total of 1,448,797,703 shares in agreement, which correspond to 99.193% of the shares that were represented in the meeting and that should be considered for the purpose of quorum as well as for voting, and to 88.883% of the shares issued by the Company. It is expressly placed on the record that the mentioned votes included the votes in agreement of the Pension Fund Administrators AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. Finally, upon request of Mrs. Ana Cáceres Gutierrez, who represents Citibank NA, on the account of third parties by means of chapter XIV, it is placed on the record that the total number of shares represented by the same, that is, 27,095,334, exercised the right to vote of 15,305,045 shares in favor of the proposal, and also exercised the right to vote of 2,618,635 shares against the mentioned proposal, and 9,171,654 shares refrained. Fourth Proposal. Amendment of the First Transitory Article of the Company’s By-Laws. The president presented the fourth proposal for the consideration and approval of the meeting. Such proposal consists in the full replacement of the text of the first transitory article of the Company’s by-laws for the following: “FIRST TRANSITORY ARTICLE. The Company’s capital which is 386,932,458,000 pesos, that is divided by and represented by 6,520 million registered, single series, without par value shares, is fully subscribed and paid for prior to the extraordinary meeting of the Company’s shareholders that was held on the 26th of October, 2004. The previously mentioned capital was divided by the number of shares mentioned by means of an agreement of re-denomination of the same, which was approved by the extraordinary meeting of the Company’s shareholders that was held on the 26th of October, 2004, whereby it was agreed that on the date the board of directors had the authority to set, within the following 90 days after the mentioned meeting was held, each one of the 1,630 million shares that the Company’s capital was divided by to the 26th of October, 2004, shall be exchanged for four registered, single series, without par value shares”. Once this proposal was presented for voting, it was approved y the meeting as the ninth agreement of the same. Such agreement was adopted with the total of 1,448,797,703 shares in agreement, which correspond to 99.193% of the shares that were represented in the meeting and that should be considered for the purpose of quorum as well as for voting, and to 88.883% of the shares issued by the Company. It is expressly placed on the record that the mentioned votes included the votes in agreement of the Pension Fund Administrators AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. Finally, upon request of Mrs. Ana Cáceres Gutierrez, who represents Citibank NA, on the account of third parties by means of chapter XIV, it is placed on the record that the total number of shares represented by the same, that is, 27,095,334, exercised the right to vote of 15,305,045 shares in favor of the proposal, and also exercised the right to vote of 2,618,635 shares against the mentioned proposal, and 9,171,654 shares refrained. Fifth Proposal: Authorization for the Acquisition of Shares of its Own Issuance as part of the Company’s Employee Compensation Plan. The president presented the fifth proposal for the consideration and approval of the meeting, which was presented under the following terms: “As a fifth proposal, I hereby request that the meeting determine the merits for authorizing the Company, which according the determination of the board of directors of the same Company, and as part of a Company employee compensation plan, in accordance with articles 27, 27A, 27 B, 27C, 27D and others that are pertinent to Law 18,046 on quoted corporation, may acquire the share of its issuance within the period of three years as of the date of this meeting, in compliance with the details that are mentioned ahead: a). That in compliance with that which established by the board of directors, the Company may, within the following 3 years as of the date of this meeting, acquire shares of its own issuance, as part of the Company’s and its affiliates’ employee compensation plan in accordance with articles 27, 27A, 27 B, 27C, 27D and others that are pertinent to Law 18,046 on quoted corporation; b). In the event that according to that which was agreed by the Company’s board of directors, the execution of the mentioned compensation plan y carried out, the maximum amount of shares of its issuance that the Company may acquire shall be equivalent to 5% of its subscribed and paid shares, in accordance with that which is established in clause 3 of article 27 A of Law 18,046 on quoted companies; c). That in the event it is implemented, the duration of the program for the acquisition of shares shall be three years as of this date, and as a result, the acquisition or acquisitions of shares of its issuance shall be carried out with the same period, therefore, the same shall be transferred within the following 24 months after the date of its acquisition, as the law requires; d). That at the moment the shares of its issuance, that are acquired and held by the Company, are to be transferred in compliance with the Company’s employees compensation plan, no preemptive offer shall be made to the shareholders according to the terms mentioned in article 25 of the Law 18,046 on quoted companies, which is expressly authorized by the current shareholders meeting for the cases allowed by the law: e). That in compliance with that which is mentioned in the second clause of article 27A of the Law 18,046 on quoted companies, the Company’s board of directors has the authority to set the minimum and maximum price for the acquisition of the shares; f). That in accordance with the second clause of article 27B of Law 18,046 on quoted companies, without detriment to that which is established by the law, the Company may acquire shares of its own issuance in stock markets through the mechanisms allowed for the acquisition at prorata of the shares received, or through a public offer for the acquisition of shares, the board of directors shall be authorized to acquire directly in a stock exchange session an amount that represents up to 1% of the stock equity of the Company within any twelve month period, in compliance with the second clause of article 27B of Law 18,046 on quoted companies; g). That as part of the acquisition of shares of its own issuance, and in addition to that which has already been mentioned, the board of directors of the Company shall have the authority to decide and agree, without any limitation, some more than that which is allowed by law, regulation and applicable administrative regulations, and what has been agreed upon at this meeting, over all subjects, acts, modalities, terms or circumstances that surface in reference to the implementation of the mentioned compensation plan and with the acquisition of shares of its own issuance and in general, in order to adopt all the resolutions that may be necessary in order to carry out one and the other.” In reference to this fifth proposal, the representative of shareholder AFP Cuprum S.A., Mr. Oscar Ramon Buzeta Undurraga asked for the floor and stated that while being in full agreement with the idea that management implement a compensation plan for shares, he requested that the following two restrictions be applied to the acquisition program: a). that the daily transactions of the direct acquisition of shares at the stock exchange session be limited to a maximum between 0.01% of the subscribed and paid Company’s shares and the 15% of the daily average volume of transactions that has taken place with the Company’s stock within the previous 90 days, at the Chilean stock market as well as abroad; and b), to impose on the board of directors to announce by means of notifying as a relevant event before the Superintendence of Securities and Insurance, each time it were to acquire shares of its own issuance. The Director of the Board of Directors of the Company, Mr. Nicolás Ibanez Scott took the floor and stated that the proposal was presented by the board of directors of the Company before the shareholders meeting as it has been described, with the intent to maintain a strict adherence to the legal requirements, and at the same time allow for certain flexibility that may be required for the implementation of the compensation plan that is to be implemented. Mr. Ibañez Scott offered the floor to the Company’s Legal Counsel, Mr. Gonzalo Smith Ferrer, in order for him to be more specific to such issue from the legal point of view. Mr. Smith made a brief overview about the essential events, the authorities and responsibilities of the corporations’ board of directors when notifying the same. Following, the representative of shareholder AFP Habitat S.A. Mr. Patricio Sandoval Fernández-Velarde, who stated that he was also in agreement of a compensation plan for shares, but he conditioned his approval of the plan to acquire shares of its issuance to the fact that the board of directors of the Company shall notify the market through an essential event or other means that may be considered reasonable or appropriate, the amount of the total shares that will be included in the compensation plan, and finally he requested that a restriction be applied in reference to the acquisition of the shares, whereby the acquisitions made shall be strictly the exact number of shares that are to be delivered to the Company’s employees within the following 24 months after such acquisition takes place. Mr. Nicolás Ibáñez Scott took the floor as Director of the Company, he made reference to the issue mentioned by the representative of AFP Habitat S.A., whereby he requested that at the appropriate moment the statistical information about the shares involved in the employee’s compensation plan be presented. Finally, the representative of shareholder Banchile Corredores de Bolsa S.A., Mr. Rodrigo Goody Muñoz asked for the floor and asked the table about the motive why the margins of minimum and maximum price for the acquisition of share were not established by the meeting instead of by the board of directors. Once again, the director Mr. Ibañez Scott took the floor, who indicated that such delegation upon the board of directors is one of the possibilities stated by the law, and that the board of directors has presented the proposal as it has been described before the meeting of the Company’s shareholders, while acting within the limits allowed by the law, while prioritizing the flexibility required in order to implement the compensation plan for shares. Once this proposal was submitted for its voting, it was approved by the meeting as the tenth agreement of the same. Such agreement was adopted with the total of 1,383,518,018 shares in agreement, which correspond to 94.723% of the shares that were represented in the meeting and that should be considered for the purpose of quorum as well as for voting, and to 84.878% of the shares issued by the Company. It is expressly placed on the record that the mentioned votes included the votes in agreement of the Pension Fund Administrators AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. The representatives for shareholders AFP Cuprum S.A., by 21,183,416 shares and AFP Habitat S.A., by 44,096,269 shares voted against the proposal. Finally, upon request of Mrs. Ana Cáceres Gutierrez, who represents Citibank NA, on the account of third parties by means of chapter XIV, it is placed on the record that the total number of shares represented by the same, that is, 27,095,334, exercised the right to vote of 15,305,045 shares in favor of the proposal, and also exercised the right to vote of 2,618,635 shares against the mentioned proposal, and 9,171,654 shares refrained. ELEVENTH. Abridgement to a Public Instrument, Registration and Publication. In order for all agreements reached at the meeting and the amendments made to the by-laws of the Company to be legalized, it was proposed that the meeting appoint Mr. Ricardo Mendoza Vivanco, Mr. Diego Peralta Valenzuela and Mr. Gonzalo Smith Ferrer for the to act individually or jointly and proceed to abridge the document as a public instrument for all and part of the meeting held, and also, to authorize the bearer of an authorized copy of the mentioned abridgement into a public instrument, to proceed with the registrations and notes and additions to the Registry of Industrial Property (Bienes de Raices ) of Santiago, as well as the pertinent publications in the Diario Oficial and all other publications and registrations that may be required as well as any documentation that may have to be registered at the Internal Revenue Service (SII) as required by the law. Once this proposal was presented for its vote, it was approved by the meeting as the eleventh agreement of the same. Such agreement was adopted unanimously by the shareholders present and represented at the same. It is expressly placed on the record that such unanimous vote included the votes in agreement of the Pension Fund Administrators AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment, S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. TWELVETH. Signing the Minutes. Finally, it was proposed before the board to appoint Mr. Gonzalo Eguiguren Correa, Mr. Fernando Larrain Cruzat, Mr. Rodrigo Cruz Matta and Mr. Joaquín Lepeley Hartung, for them to sign the minutes of the meeting together with the president and the secretary, while understanding that it will be considered to be approved with the signature of three of them. The representatives of shareholders AFP Cuprum S.A., AFP Habitat S.A. and AFP Santa Maria S.A. requested to also be included among the shareholders authorized to sign the minutes. It is placed on the record that Mr. Gonzalo Eguiguren Correa, Mr. Fernando Larrain Cruzat, Mr. Rodrigo Cruz Matta, Mr. Joaquín Lepeley Hartung, Mr. Oscar Ramon Buzeta Undurraga, who represents AFP Cuprum S.A., Mr. Patricio Sandoval Fernandez-Velarde, representing AFP Habitat S.A. and Mr. Francisco Reid Ochagavía, representing AFP Santa Maria, stated their presence at the meeting and indicated having been present during the whole meeting. Once this proposal was presented for voting, it was approved by the shareholders meeting as the twelfth agreement of the same. Such agreement was adopted unanimously by the shares that were present and represented in the same. It is expressly placed on the record that such unanimous vote included the vote in agreement of the Pension Fund Administrators AFP Cuprum S.A., by 21,183,416 shares; AFP Habitat S.A., by 44,096,269 shares; AFP Provida S.A., by 61,353,805 shares; AFP Santa Maria S.A., by 23,932,565 shares, and, AFP Summa Bansander S.A., by 32,095,103 shares. At the same time, such quorum of approval included the vote of agreement of 72,721,365 underlying shares to American certificates of deposits of stock or ADRs, whose rights were exercised by the representative of the holders of the same, JP Morgan Chase Bank, also represented by the custodian Banco Santander-Santiago, who delegated its power and authority to Mr. Fernando Larrain Cruzat. Also, such quorum of approval included the vote of agreement of 52,727 shares of the Quoted Company that were traded at the Madrid Stock market, in its specific market for Latin America called Latibex, whose rights were exercised by the representative of the holders of the same, Santander Central Hispano Investment,

S.A., represented by the custodian Banco Santander Santiago, who also delegated its power and authority to Mr. Fernando Larrain Cruzat. THIRTEENTH. Conclusion and Closure of the Extraordinary Meeting. While there are no other issues to discuss, the president thanked the shareholders and other participants for their presence at the meeting, which the president called as concluded and adjourned the meeting at 12:43 hours. FOURTEENTH. Assistance. The following individuals were present at the extraordinary shareholders meeting, representing themselves or being represented by others:

		Shares that he/she	Name of Individual/
Signing Individual	Own Shares	Represents	Entity Representing
Acevedo B., Orlando	7,318	—	—

Ayub Uauy, Elías	29,701	—	—

Briceño V., Hernán	10,000	—	—

Buzeta U., Óscar	—	4,874,013	AFP Cuprum S.A. (Fondo tipo A)

	—	6,081,748	AFP Cuprum S.A. (Fondo tipo B)

	—	1,128,845	AFP Cuprum S.A. (Fondo tipo C)

	—	9,098,810	AFP Cuprum S.A. (Fondo tipo D)

Bello H., Pablo	—	948,928	Green S.A.

	—	51,260	Asesorías Hildebrando Ltda.

	—	48,432	Asesorías Vista Alta Ltda.

	—	40,502	Inversiones y Rentas Santa Iris Ltda.

	—	123,457	Asesorías Curihue Ltda.

	—	715,683	Las Bardenas Chile S.A.

	—	680,806	Compass Emergente Fondo de Inversión

	—	52,964	Fondo Mutuo MULTITACTICO

	—	750,146	Fondo Mutuo XTRAEQUITY

	—	79,113	Fondo Mutuo MULTIESTRATEGICO

	—	646,894	Fondo Mutuo XTRAOPPORTUNITY

	—	3,193,082	Compass América Latina Fondo de Inversiones

Blomstrom B., Alexander	—	759,654	Fondo Mutuo BICE Acciones

	—	351,578	Fondo Mutuo BICE Vanguardia

	—	359,892	Siglo XXI Fondo de Inversión

Cáceres Gutiérrez, Ana	—	27,095,334	CITIBANK N.A. por cuenta de terceros Cap. XIV

Cerón Araya, Irene	—	5,907,232	AFP Provida S.A. (Fondo tipo A)

	—	4,553,430	AFP Provida S.A. (Fondo tipo D)

	—	16,955,126	AFP Provida S.A. (Fondo tipo B)

	—	33,938,017	AFP Provida S.A. (Fondo tipo C)

Cruz Matta, Rodrigo	276,217	129,510	Servicio e Inversiones Mar Bravo Ltda.

	—	82,860	Servicios e Inversiones VIS S.A.

	—	576,457,874	Servicios Profesionales y de Comercialización S.A.

		Shares that he/she	Name of Individual/
Signing Individual	Own Shares	Represents	Entity Representing
	—	29,434	del Río Leyton, Carlos

Eguiguren C., Gonzalo	170,212	131,353,559	Future Investment S.A.

Fernand S. Hafon Chiang	—	296,076	California State Teachers Retirement SYS

	—	22,279	AF Mercados Emergentes

	—	353,848	Balzac Umbrella Index Compartiment Balza

	—	749,113	Chile MSCI Emerging Markets Index Common

	—	193,725	Chile IFCI Emerging Markets Index Common

Godoy Muñoz, Rodrigo	—	27,208,683	BANCHILE Corredores de Bolsa S.A.

Ibáñez Ojeda, J. Manuel	6,695,103	4,751,919	Agrícola el Tronco S.A.

Ibáñez Scott, Felipe	—	12,000,460	El Roquerío S.A.

	—	259,855	Inversiones St. Honore S.A.

	—	455,722	Inversiones El Roble S.A.

	—	914,778	Ibáñez Scott, Victoria

	—	1,740,000	Inversiones Santa Graciela Ltda.

	—	4,751,919	Inversiones Miramar Tres Ltda.

	—	34,810,075	Inversiones Miramar Dos Ltda.

	—	120,048,776	Servicios e Inversiones Trucha S.A.

	—	7,275	Del Río Goudie, Felipe Aurelio

	—	135,634	Servicio e Inversiones Clisa

	—	218,263	Lira Ibáñez, Juan Cristóbal

	—	12,815	Bravo Woodhouse, María Isabel

	—	2,512	Saval Bravo, Rodrigo

	—	48,427	Sociedad de Inversiones Celta Ltda.

	—	2,512	Saval Bravo, Alejandro

	—	96,912	Cambiaso Ropert, Luis Juan

	—	28,061	Díaz Guedeney, Eduardo

Ibáñez Scott, Nicolás	502,619	536,796	Scott Battiscombe, Sheila

	—	736,579	Ibáñez y Cía. Soc. Colectiva Civil

	—	5,841,435	Inversiones Santa Ana S.A.

	—	51,000	Echeverría Domínguez, Javier

	—	283	Del Río Page, María Francisca

	—	93,436	Castro Castillo, Raúl Rene

	—	34,447	Brunner Noerr, Helmut

	—	70	Davanso Gabarccio, Carla María

	—	393	Morales Godoy, Jorge Tirso

Jeretic Jakin, Ivo	122,309	—	—

Kosche C., Richard	—	2,569,761	EUROAMERICA Corredores de Bolsa S.A.

Larraín Cruzat, Fernando	—	72,721,365	JPMorgan Chase Bank

	—	370,201	Santander Central Hispano entidad de enlace

	—	26,131,796	Larraín Vial S.A. Corredores de Bolsa

Lepeley H., Joaquín	—	704,000	Lepeley Hartung, María Cristina

	—	680,000	Lepeley Hartung, Verónica

	—	206,133	Lepeley Muzard, Sebastián

	—	206,544	Muzard Le Minihy de la Villehe

	—	205,722	Lepeley Muzard, Hernán

		Shares that he/she	Name of Individual/
Signing Individual	Own Shares	Represents	Entity Representing
Mendoza, José Ricardo	152,293	149,939,543	Empresas ALMAC S.A.

	—	45,511,530	Internacional Supermarket Holding S.A.

	—	3,769	Santibáñez Núñez, Víctor

	—	45,034	Solar Zuleta, Graciela

Mogrovejo M., Ricardo	—	6,403,119	AFP Summa Bansander S.A. (Fondo tipo A)

	—	10,461,486	AFP Summa Bansander S.A. (Fondo tipo B)

	—	1,300,160	AFP Summa Bansander S.A. (Fondo tipo D)

	—	13,930,338	AFP Summa Bansander S.A. (Fondo tipo C)

Núñez Sfeir, Miguel	148,936	—	—

Pepino Fontova, Álvaro	—	150,688	MONEDA S.A. AFI

	—	1,226,000	MONEDA S.A. AFI para Moneda Chile Fund Ltda.

	—	3,070,000	MONEDA S.A. para Colono Fondo de Inversión

	—	5,710,000	MONEDA S.A. para Pionero Fondo de Inversión

Reid O., Francisco	—	7,474,680	AFP Santa María S.A. (Fondo tipo B)

	—	3,085,761	AFP Santa María S.A. (Fondo tipo A)

	—	1,453,403	AFP Santa María S.A. (Fondo tipo D)

	—	11,920,721	AFP Santa María S.A. (Fondo tipo C)

Sales Jadur, Yunes	3,000	—	—

Sandoval, Patricio	—	5,113,087	AFP Habitat S.A. (Fondo tipo A)

	—	12,198,426	AFP Habitat S.A. (Fondo tipo B)

	—	3,303,031	AFP Habitat S.A. (Fondo tipo D)

	—	23,481,725	AFP Habitat S.A. (Fondo tipo C)

Sólo quórum	—	4,500	Reyes Izquierdo, Delia Sofía

	—	5,377	Risetti Díaz, Homero Aquiles

	—	6,137	Leal Bustos, Nora Alicia

SUBTOTAL	8,117,708	1,452,486,298	—

TOTAL	1,460,604,006		—

(Signed)
by power of attorney
AFP CUPRUM S.A.
Oscar Ramon Buzeta Undurraga

(Signed)

by power of attorney
AFP HABITAT S.A.
Patricio Sandoval Fernandez Velarde

(Signed)
by power of attorney
AFP SANTA MARIA S.A.
Francisco Reid Ochagavía

(Signed)

Gonzalo Eguiguren Correa

(Signed)

Fernando Larrain Cruzat

(Signed)

Rodrigo Cruz Matta

(Signed)
Felipe Ibáñez Scott
President

(Signed)

Ricardo Mendoza Vivanco

(Handwritten)
I hereby certify that this is a true copy of the original document that I have seen. Santiago
11th of November, 2004-11-18
Rodrigo Cruz Matta
General Manager
Distribución y Servicio D&S S.A.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:  /s/ MIGUEL NÚÑEZ SFEIR

MIGUEL NÚÑEZ SFEIR
Chief Financial Officer

Dated:  November 29, 2004